Exhibit 99.1

Oncolytics Biotech® Inc. Announces Receipt of Orphan Drug Status from the EMA for Ovarian Cancer

CALGARY, March 25, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY), a clinical-stage biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics, today announced that the European Medicines Agency ("EMA") has granted Orphan Drug Designation for its lead product candidate, REOLYSIN®, for the treatment of ovarian, fallopian tube and primary peritoneal cancers.

"This is the second jurisdiction where we have gained Orphan Designation for the use of REOLYSIN® in the treatment of these gynecological cancers and our first grant in the European Union," said Dr. Brad Thompson, President and CEO of Oncolytics. "We continue to secure Orphan Drug Designation for selected cancers as a way to support further development of REOLYSIN® in key jurisdictions globally."

The EMA grants Orphan Designation to medicines intended to treat, prevent or diagnose life threatening and debilitating disease, with a prevalence no greater than five in 10,000 in the EU, and where no satisfactory method of treatment, prevention or diagnosis exists, unless the proposed medicine offers a significant benefit to those with the condition. Following Orphan Designation, sponsors can access a number of incentives including protocol assistance, market exclusivity for a ten-year period following approval and potential fee reductions. The receipt of Orphan Designation does not change the regulatory requirements or process for obtaining marketing approval. For more information, please visit: http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000029.jsp.

About Ovarian Cancer
Ovarian cancer affects approximately 150,000 women at any given time in the European Union and has a prevalence of approximately 3 per 10,000.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the granting of Orphan Designation for REOLYSIN®, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 25-MAR-15